Exhibit 99.1

Maris-Tech Successfully Completes Pilot Manufacturing Project in the U.S.

Compliance with international manufacturing standards strengthens company’s position into the American defense market

Rehovot, Israel, April 08, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has successfully completed a pilot assembly of one of its core products at an American manufacturing facility in Michigan. The product passed the quality assurance tests, demonstrating compliance with Company's strict quality control tests.

This pilot brings Maris-Tech one step closer to its strategic goal of penetrating the U.S. defense market. It follows the Company’s establishment of a subsidiary in North America, the appointment of U.S.-based marketing managers, and participation in major American defense industry exhibitions.

By launching localized production and aligning with American quality and operational benchmarks, Maris-Tech aims to better serve its growing base of U.S. partners and customers. The Company’s solutions — including AI-powered video processing systems for drones, tactical alert systems for armored vehicles, and edge devices for special forces — are designed to enhance situational awareness and support high-performance decision-making in real-time operational environments.

"We are proud of the successful results of this pilot and view it as an important milestone in our expansion strategy into the U.S.," said Israel Bar, CEO of Maris-Tech. "This achievement reflects our commitment to delivering high-quality products that meet our standards. We believe that industry players will benefit from our innovative technology and localized manufacturing capabilities."

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the completion of the pilot and its significance in bringing Maris-Tech one step closer to its strategic goal of penetrating the U.S. defense market and the Company’s belief that industry players will benefit from its innovative technology and localized manufacturing capabilities. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com